Exhibit 1

Transactions in the Shares of the Issuer by the Reporting Persons Since the Filing of Amendment No. 1 to the Schedule 13D

The following tables set forth all transactions in the Shares effected since the filing of Amendment No. 1 to the Schedule 13D by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Nature of Transaction	Amount of Shares (Sold)	Price per Share ($)	Date of Purchase/Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Purchase of Common Stock	2,088	154.4096	03/07/2025
Sale of Common Stock	(176,563)	153.0234	03/26/2025
Sale of Common Stock	(300)	163.0067	04/02/2025
Sale of Common Stock	(14,019)	145.4324	04/03/2025